EXHIBIT 99.1

Golar LNG Limited Announces Fixed Income Investor Meetings

Hamilton, Bermuda, September 22, 2025 — Golar LNG Limited (the “Company”) (Nasdaq: GLNG), has mandated a syndicate of banks to arrange a series of fixed income investor meetings commencing Monday, September 22. An offering of USD 144A/Reg S denominated benchmark 5NC2 senior unsecured notes (the “Notes”) may follow, subject to market conditions.

Important Information

This communication is intended for the sole use of the person to whom it is provided by the sender.
This announcement and the offer or sale of the Notes may be restricted by law in certain jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.  This notice does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase, the Notes in any jurisdiction where such offer or solicitation would be unlawful.

Investors should not subscribe for any of the Notes except on the basis of information contained in the preliminary offering memorandum, dated September 22, 2025, as supplemented by a pricing term sheet to be prepared by the Company in connection with the Notes. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and  may not be offered or sold within the United States, or to, or for the account or benefit of U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In the United States, this offering is being made only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) (“Rule 144A”) in compliance with Rule 144A. You are hereby notified that the initial purchasers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Outside of the United States, this offering is being made to non-U.S. persons  in offshore transactions outside the United States in reliance on Regulation S under the Securities Act.

This announcement and the offering of the Notes described herein are only addressed to and directed at persons who, in the European Economic Area or in the United Kingdom, are not retail investors, defined as a person who is one (or more) of: (i) a retail client, with respect to the European Economic Area, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”) and, with respect to the United Kingdom, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer, with respect to the European Economic Area, within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II and, with respect to the United Kingdom, within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 (“UK MiFIR”) as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor, with respect to the European Economic Area, as defined in the Prospectus Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”) and, with respect to the United Kingdom, as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”).

Promotion of the Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the Notes are not being promoted to the general public in the United Kingdom. This announcement is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by anyone who is not a relevant person.

MiFID II / UK MiFIR professionals; ECPs-only; No PRIIPs / UK PRIIPs KID – Manufacturer target market (MiFID II / UK MiFIR product governance rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs / UK PRIIPs key information document (“KID”) has been prepared as not available to retail in EEA or the UK.

Subject to certain exceptions, the Notes will not be offered in Australia, Canada, Japan, Hong Kong or to investors with addresses in these jurisdictions.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “will,” “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements and include statements related to the offering of Notes, terms and conditions, intended use of proceeds and any other non-historical matters.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict and which could cause actual outcomes and results to differ materially from what is expressed or forecasted in such forward-looking statements. Such risks include the risk that the offering of the Notes does not proceed on the terms described herein or at all and risks relating to the actual use of proceeds and other risks described in our most recent annual report on Form 20-F filed with the SEC.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
September 22, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo – CEO
Eduardo Maranhão – CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

This announcement is not being made in and copies of it may not be distributed or sent into any jurisdiction in which the publication, distribution or release would be unlawful.